

Mail Stop 4628

July 28, 2017

Garrett B. Smith
Vice President, General Counsel and Corporate Secretary
Ultra Petroleum Corp.
400 North Sam Houston Parkway East, Suite 1200
Houston, TX 77060

> **Re:** **Ultra Petroleum Corp.**
> **Form 10-K/A for the Fiscal Year ended December 31, 2016**
> **Filed April 26, 2017**
> **Response dated June 23, 2017**
> **File No. 001-33614**

Dear Mr. Smith:

We have reviewed your June 23, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 23, 2017 letter.

Form 10-K/A for the Fiscal Year ended December 31, 2016

Explanatory Note

1. We note your response to prior comment two, regarding the requirements in Article 11 of Regulation S-X, relative to your disclosures under the headings "Benefits from Reorganization" and "Pro Forma Balance Sheet" in the press release attached to the Form 8-K that you filed on May 3, 2017. You state in your response that "pro forma financial information would not be material or meaningful to investors." However, in the press release referenced above you refer to "$3.0 billion in exit financing," a "significantly lower cost structure" and "material savings" that improve corporate economics and result in enhanced margins that increase your "recycle ratio" to 2.4 times, which you describe as exceeding that of most of your peers.

In your response, you also state "the material impacts of the reorganization were already reflected in and addressed in the financial statements in our other filings." However, given that your bankruptcy was finalized April 12, 2017, it is unclear how the historical financial periods that would ordinarily be presented with pro forma effects, i.e. the year ended December 31, 2016 and the interim period ended March 31, 2017, would include the effects cited in your press release. Please clarify the extent to which each of the effects that you have referenced have been reflected in and addressed in the financial statements for these periods; identify the specific disclosures, including the filings, page numbers, and amounts quantified.

For example, quantify the extent to which the benefits associated with "eliminating legacy transportation costs and reducing gathering and processing fees and interest costs," reflected in your computation of "Annual Savings," are also reflected in your historical financial statements. For any effects that you have cited which do not represent historical activity or accounts, tell us the extent to which pro forma adjustments necessary to illustrate these effects would comply with Rule 11-02(b)(6) of Regulation S-X, in terms of being directly attributable to the bankruptcy and factually supportable, for a pro forma balance sheet; and also expected to have a continuing impact on the company for a pro forma statements of operations.

2.   Please describe the "recycle ratio" referenced in your May 3, 2017 press release, which you attribute to material savings secured through bankruptcy and the resulting improvement in drilling location economics; submit your computations, and provide us with the analysis forming the basis for your comparison to peer companies.

3.   We note that in response to prior comment two, as partial rationale for not filing pro forma financial statements to illustrate the effects of your bankruptcy, you state "…the liabilities presented in our financial statements prior to consummation of our plan of reorganization approximated the total claims we are paying in connection with our emergence such that pro forma adjustments were not necessary…." Please reconcile this statement with the $3.8 billion in debt reported on page 9 of your Form 10-Q for the quarter ended March 31, 2017, and the $2.0 billion in "Total debt at emergence" reported in the press release that you filed on May 3, 2017.

Submit an analysis of total claims before and after the bankruptcy and of the associated effects, including the amounts reported in your historical financial statements for the year ended December 31, 2016 and the interim period ended March 31, 2017, and the amounts that would be incurred under any new and comparable agreements that you have secured through the bankruptcy.

4.   We note your response to prior comment two, stating that you do not believe pro forma oil and gas reserve information, based on the resolution of uncertainties associated with your bankruptcy, would be material to investors. However, you explain that as a result of

your reorganization, you have the ability to fund a development program and expect to book proved undeveloped reserves in future reports. We also note that in the May 2017 presentation on your website, you explain that even though you did not report proved undeveloped reserves as of December 31, 2016, you "…continue to schedule and drill undrilled locations that could have been reported as "undeveloped oil and gas reserves" based solely on the technical requirements related to geoscience and engineering data in the SEC definitions" also that information within that presentation "…accounts for and reflects the Company's plan to continue to drill future locations that are not reported as "undeveloped oil and gas reserves" in its year-end SEC reserve report at December 31, 2016 (or at December 31, 2015)." Given the objective outlined in Rule 11-02(a) of Regulation S-X, to show how a transaction might have affected the historical presentation if the transaction had been consummated at an earlier time, please clarify the nature and extent of factors that you believe would render any pro forma adjustment to your proved undeveloped reserve information for the resolution of uncertainties associated with your bankruptcy to be not factually supportable, if this is your view.

Please contrast your view on materiality to the approach taken in your May 2017 presentation referenced above, and clarify the extent to which information pertaining to volumes encompassed in that presentation, associated with locations that you continue to schedule and drill, has been presented to creditors, investors, or other persons in the course of your bankruptcy proceedings.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Attorney-Adviser, at (202) 551-3271 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources